Exhibit 99(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended June 30, 2011
Interest income	$508
Interest expense and related charges	(336)

Income before income taxes and equity in earnings of unconsolidated subsidiary	172
Income tax expense	(54)
Equity in earnings of unconsolidated subsidiary (net of tax)	277

Net income	$395